United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 1, 2026

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

April 1-30, 2026

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
Director/PDMR Shareholding	April 15, 2026
Director/PDMR Shareholding	April 22, 2026
Total Voting Rights and Capital	May 1, 2026

April 15, 2026

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Ana Callol
2	Reason for notification
a)	Position / status	General Manager, Iberian Business Unit
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.345700 Ordinary Shares pursuant to the Employee Share Purchase Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $96.761700	5.345700

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.345700 Ordinary Shares Weighted Average Price: USD $96.761700 Aggregated Price: USD $517.259020
e)	Date of the transaction	2026-04-13
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Jose Antonio Echeverria
2	Reason for notification
a)	Position / status	Chief Customer Service and Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.345700 Ordinary Shares pursuant to the Employee Share Purchase Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $96.761700	5.345700

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.345700 Ordinary Shares Weighted Average Price: USD $96.761700 Aggregated Price: USD $517.259020
e)	Date of the transaction	2026-04-13
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

April 22, 2026

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Edward Walker
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.725670 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $98.349995	2.03218
		USD $0.00	1.69349

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.725670 Ordinary Shares Weighted Average Price: USD $53.645356 Aggregated Price: USD $199.864892
e)	Date of the transaction	2026-04-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Svetlana Walker
2	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.725670 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $98.349995	2.03218
		USD $0.00	1.69349

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.725670 Ordinary Shares Weighted Average Price: USD $53.645356 Aggregated Price: USD $199.864892
e)	Date of the transaction	2026-04-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.725670 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $98.349995	2.03218
		USD $0.00	1.69349

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.725670 Ordinary Shares Weighted Average Price: USD $53.645356 Aggregated Price: USD $199.864892
e)	Date of the transaction	2026-04-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 2.03701 Ordinary Shares pursuant to the UK Shareshop

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $98.350000	2.03701

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 2.03701 Ordinary Shares Weighted Average Price: USD $98.350000 Aggregated Price: USD $200.339934
e)	Date of the transaction	2026-04-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, France and Northern Europe Business Units
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.725670 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $98.349995	2.03218
		USD $0.00	1.69349

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.725670 Ordinary Shares Weighted Average Price: USD $53.645356 Aggregated Price: USD $199.864892
e)	Date of the transaction	2026-04-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain Business Unit
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.725670 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $98.349995	2.03218
		USD $0.00	1.69349

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.725670 Ordinary Shares Weighted Average Price: USD $53.645356 Aggregated Price: USD $199.864892
e)	Date of the transaction	2026-04-20
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Ana Callol
2	Reason for notification
a)	Position / status	General Manager, Iberian Business Unit
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.909854 Ordinary Shares from the Employee Benefit Trust (EBT) following the vesting of matching share awards granted pursuant to the Employee Share Purchase Plan (ESPP).
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0.00	3.909854

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.909854 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-04-21
f)	Place of the transaction	Outside of trading venue

1	Details of PDMR / PCA
a)	Name	Jose Antonio Echeverria
2	Reason for notification
a)	Position / status	Chief Customer Service and Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.865136 Ordinary Shares from the Employee Benefit Trust (EBT) following the vesting of matching share awards granted pursuant to the Employee Share Purchase Plan (ESPP).
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0.00	5.865136

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.865136 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-04-21
f)	Place of the transaction	Outside of trading venue

May 01, 2026

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 30 April 2026, Coca-Cola Europacific Partners plc had 443,217,637 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 443,217,637 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola Europacific Partners plc under the FCA's Disclosure Guidance and Transparency Rules.

Coca-Cola Europacific Partners plc
Lauren Brown
Head of Secretariat
+44 7919 485 062

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: May 1, 2026	By:	/s/ Svetlana Walker
	Name:	Svetlana Walker
	Title:	General Counsel & Company Secretary